FRANKLIN OGELE, P.A.

Attorney at Law

One Gateway Center, 26th FL

Newark, NJ 07102

www.ogelelaw.com

www.takeyourcompanypublic.net

Email: fogele@msn.com

Office: (973) 277 4239	Bar Admissions:
Fax: (862) 772 3985	New York and New Jersey

September 5, 2022

Mr. Ken Schuler

United States Securities

and Exchange Commission

Washington, DC 20549

Re:	Wall Street Acquisitions, Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed August 11, 2022
File No. 000-55755

Dear Mr. Schuler:

This letter is in response to the Staff letter of August 18, 2022 regarding the Form 10-K for period ended December 31, 2021 filed on May 5, 2022. Wall Street Acquisitions, Corp, hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment #1

Amendment No. 1 to Form 10-K filed August 11, 2022 Corporate History and

Background, page 4

1.	We re-issue comment 1. Please modify your filing and remove statements implying you are at the development stage here and elsewhere in your filing.

Response to Staff Comment #1

Registrant has amended the Form 10-K to describe the company as “exploration stage” company as opposed to development stage.

Staff Comment #2

Mine 1 Yellow Aster, page 14

2.	We note your response to comment 2 that you replaced the term indicated/unproven/estimated gross gold resources with probable gross gold reserves and submitted a National Instrument 43-101 report to support your reserve estimate. Our review of this report indicates it is not an initial assessment, nor is this report compliant with S-K 1300. Please remove all reserve disclosure from your filing.

Response to Staff Comment #2

Registrant has amended the Form 10-K to remove all reserve disclosure.

Staff Comment #3

Sampling and Analysis, page 18

3.	We re-issue comment 7. Please correct your disclosure concerning sample ranges for the Corbin & New River properties.

Response to Staff Comment #3

Sample ranges have been removed, and average XRF sample charts were included similar to other mines.

Staff Comment #4

Location and Access, page 23

4.	We note your response to comment 8 indicating you have removed inappropriate property descriptions and generic descriptions; however, we note you still refer to Fat Mule Flats, Jasper, Barracks Nine, Eclipse as within the boundaries of the municipality of Tonopah, Nevada. We re-issue comment 8, please describe your specific property’s location and remove any generic descriptions or locations that are not applicable to each property.

Response to Staff Comment #4

The sentence containing “within the boundaries of the municipality of Tonopah, Nevada” has been removed entirely from the document.

Staff Comment #5

Property Description and Ownership, page 59

5.	We note your response to comment 9, indicating the location of the Fortuna Mine, however one of your two aerial photos of the Fortuna Mine on page 59 is erroneous. Please remove this aerial photo from your filing.

Response to Staff Comment #5

The Legacy in-correct image has been removed from Fortuna mine.

Staff Comment #6

Part IV

Item 15. Exhibits, page 108

6.	Please amend your filing to include updated certifications under Section 302 of the Sarbanes Oxley Act of 2002 (SOX) as Exhibits 31 pursuant to Item 601(b)(31) of Regulation S-K and updated certifications under Section 906 of SOX as Exhibits 32 as required by Item 601(b)(32) of Regulation S-K from both of your certifying officers. We remind you that your filing should include updated certifications that are currently dated and make reference to the amended filing. Also, ensure the content of your Section 906 certifications are in accordance with 18 U.S.C. Section 1350.

Response to Staff Comment #5

Registrant has revised Exhibits 31 and 32 accordingly as annexed.

Very truly yours,

/s/ Franklin Ogele

Franklin Ogele, Esq.

Counsel for the Registrant.